                                                                    EXHIBIT 99.7



                               NOTICE OF INCREASE


                                      AND


                    SUPPLEMENT TO OFFER TO PURCHASE FOR CASH



               UP TO 2,462,025 UNITS REPRESENTING ASSIGNMENTS OF

                         LIMITED PARTNERSHIP INTERESTS
                                       OF

                            SENIOR INCOME FUND L.P.
                                      FOR

                               $6.50 NET PER UNIT

                                       BY

                                  LAVRA, INC.,
                           A WHOLLY-OWNED SUBSIDIARY
                                       OF

                           ARV ASSISTED LIVING, INC.

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        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT

        12:00 MIDNIGHT, NEW YORK CITY TIME ON FRIDAY, DECEMBER 13, 1996,

                         UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------


     LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV"), hereby supplements and amends its offer to purchase units representing assignments of limited partnership interests ("Units") in Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), upon the terms and conditions set forth in the Offer to Purchase, dated November 8, 1996 (the "Offer to Purchase"), in this Notice of Increase and Supplement (the "Supplement"), and in the related Letter of Transmittal (the "Letter of Transmittal"), as each may be supplemented or amended from time to time. Capitalized terms used in this Supplement shall have the meanings given to them in the Offer to Purchase. As amended, the Purchaser offers to purchase Units at a net cash price of $6.50 per Unit (the "Purchase Price"), less the amount of Distributions per Unit, if any, made by the Partnership from the date of the Offer (as defined below), until the date on which the Purchaser purchases the Units tendered pursuant to the Offer. The Purchaser will not treat the $0.075 per Unit distribution for the quarter ended September 30, 1996 made by the Partnership as being made after the date of the Offer. The Offer to Purchase, this Supplement and the Letter of Transmittal constitute the "Offer." The Offer is not conditioned upon financing. The Offer has been extended and now expires Friday, December 13, 1996 at 12:00 midnight, New York City Time.

                            ------------------------


           For More Information or for Further Assistance Please Call


                       or Contact the Information Agent:

                           BEACON HILL PARTNERS, INC.

                           (800) 854-9486 (Toll Free)

November 25, 1996

To: Unitholders of Senior Income Fund L.P.

                                  INTRODUCTION


     The Purchaser hereby amends the Offer (1) to increase the number of Units sought and to offer to purchase up to 2,462,025 Units, (2) to extend the Expiration Date to 12:00 midnight, New York City Time, December 13, 1996, and
(3) to increase the Purchase Price to $6.50 per Unit, less the amount of Distributions per Unit, if any, made by the Partnership from November 8, 1996, the date of the Offer, until the date on which the Purchaser purchases the Units tendered pursuant to the Offer (including distributions resulting from the Partnership's settlement of its insurance claims relating to the earthquake damage that occurred to certain of its Properties). The Purchaser will not treat the $0.075 per Unit distribution for the quarter ended September 30, 1996 made by the Partnership as being made after the date of the Offer. The Purchaser's Offer is upon the terms set forth in the Offer to Purchase, this Supplement and in the related Letter of Transmittal, as each may be amended from time to time. An amended copy of the Letter of Transmittal is included for convenience.



     In considering the Offer, Unitholders may wish to consider the following:



     - Unitholders can receive $6.50 per Unit by accepting the Offer without uncertainty about whether future sales of the Properties will occur, but will give up the possibility that sales of the Partnership properties could result in Distributions totalling more than $6.50 per Unit at some time in the future.



     - There is, as the General Partner acknowledges, no assurance the Partnership can sell the Properties, what the sale prices will be, or when sales might occur.



     - The Purchase Price of $6.50 per Unit matches the General Partner's minimum estimate of current net asset value per Unit as set forth in the Partnership's Schedule 14D-9 filed with the Commission in response to the Offer (the "Schedule 14D-9") and the Partnership's letter to Unitholders dated November 21, 1996 (the "Response Letter").



     - The Purchase Price of $6.50 per Unit also exceeds the $6.00 amount the General Partner has estimated in the Response Letter could be distributed from insurance proceeds and sales of the Properties, and pays it without the uncertainty and delay involved in waiting to see if sales actually occur.



     - If the General Partner makes a Distribution of approximately $0.50 per Unit from insurance proceeds as contemplated in the Response Letter, that $0.50 Distribution will reduce the price paid for Units if it is made before the purchase of Units pursuant to the Offer and will be assigned to the Purchaser if Units are purchased pursuant to the Offer before the $0.50 Distribution is made.



     - The Offer is an immediate opportunity for Unitholders to liquidate their investment in the Partnership, but Unitholders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including, for example, the right to sell the Units later at a possibly higher price and the right to participate in any future Distributions.



     - A purchase pursuant to the Offer returns to Unitholders who purchased Units when the Partnership was formed more than the amount of their original investment not yet returned through Distributions.



                           ADDITIONAL INFORMATION REGARDING


                            DETERMINATION OF PURCHASE PRICE



     The Partnership filed a Schedule 14D-9, which included the Response Letter as an exhibit, on or about November 21, 1996. The Schedule 14D-9 and the Response Letter state:



     The Partnership's minimum estimate of current net asset value is approximately $6.50 per Unit . . . .  Such estimate takes into consideration [recent offers from third parties for the Partnership's assets], the independent appraisal of the Partnership's properties as of December 31, 1995 and the Partnership's current assets and liabilities. Such estimate also includes [a $3.2 million insurance settlement]. It should be noted that the estimate of net asset value is only an estimate of the current value and the actual amount realizable upon a sale of the Partnership's properties may be different.

The Response Letter also states in part that the Partnership has received offers for the Properties "at prices that, together with the insurance proceeds . . . would result in cash distributions totalling approximately $6.00 per Unit." The Response Letter cautions that there can be no assurance sales will actually be consummated or what the prices will be.



     The Purchaser has increased its offer to match the minimum net asset value of $6.50 per Unit estimated by the General Partner in the Schedule 14D-9 and the Response Letter, each dated November 21, 1996. The Purchaser does not know if current appraisals or sales would produce a higher or lower value of the Partnership's assets.



           CERTAIN ADDITIONAL INFORMATION CONCERNING THE PARTNERSHIP



     According to the 1995 Form 10-K and the Partnership's Forms 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, for the period from the Partnership's inception to September 30, 1996, Unitholders were paid cash Distributions totalling $4,735 per $10,000 investment. If the Partnership actually makes the $0.50 Distribution per Unit described in the Response Letter, the Distributions would be $5,235 per $10,000 investment.



        CERTAIN ADDITIONAL INFORMATION CONCERNING THE PURCHASER AND ARV



     Based on the Purchase Price of $6.50 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units it is seeking to purchase in the Offer is approximately $16,800,000. The Purchaser and ARV have funds available either as cash on hand or under an existing secured line of credit (maintained on customary terms including a floating rate of interest and in the normal course of business) to purchase the Units sought by the amended Offer. If used, funds from the line of credit will be repaid from ARV's operations. The Purchaser's June 21 contract to purchase 6,600 Units has been limited to 5,100 Units, thus limiting the total number of Units the Purchaser had contracted to purchase to 9,100.



                          CERTAIN DETAILS OF THE OFFER



     On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 2,462,025 Units that are validly tendered in accordance with the Offer. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase.



     An amended copy of the Letter of Transmittal is included with this Supplement for the convenience of Unitholders. Unitholders who have already sent a previously circulated Letter of Transmittal do not have to do anything further to receive the increased purchase price. The Purchaser will accept tenders made on either the original or the amended Letters of Transmittal.



     If more than 2,462,025 Units are validly tendered in accordance with the procedures specified in Section 3 of the Offer to Purchase and not properly withdrawn in accordance with the procedures specified in Section 5 of the Offer to Purchase on or prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, take into account the number of Units so tendered, accept for payment and pay for an aggregate of 2,462,025 Units, pro rata, according to the number of Units validly tendered by each Unitholder and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases of fractional Units, and purchases that would cause a Unitholder who sells less than all of its Units to continue to hold less than 200 Units if the Unitholder is a Qualified Plan or less than 500 Units if the Unitholder is not a Qualified Plan. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,462,025 Units, the Purchaser will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.



                                          LAVRA, Inc.



November 25, 1996

     The Letter of Transmittal, certificates for Units and any other required documents should be sent or delivered by each Unitholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addressees set forth below:

                        The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY

                            (212) 858-2103 (Collect)

By Mail:                                      By Hand/Overnight Delivery:
P.O. Box 84                                   One State Street
Bowling Green Station                         New York, New York 10004
New York, New York                            Attn: Securities Processing Window
10274-0084                                          Subcellar One
Attn: Reorganization
      Operations Department


     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                           BEACON HILL PARTNERS, INC.

                                90 Broad Street
                            New York, New York 10004
                           (800) 854-9486 (Toll Free)